EXHIBIT 2



Naperville, Ill., February 3, 1994...Nalco Chemical Company announced today that it has entered into a letter of intent to sell its Freeport, Texas plant and its automotive paint spray booth business to PPG Industries, Inc.

The Freeport plant, which has 27 Nalco employees, produces chemical products for the oil production and refining market. It is expected that the Nalco/Exxon joint venture, announced previously today, will purchase certain of its requirements for these products from PPG.

Nalco's worldwide automotive paint spray booth business, approximately $10 million in size, would be included in the sale to PPG. Nalco has agreed to sell and service the water treatment related applications for PPG is the automotive facilities associated with the business sold.

Nalco Chemical Company is a worldwide producer of specialty water, waste and process treatment chemicals with 1993 sales of $1.4 billion.